[Letterhead of Luxottica Group S.p.A.]

August 5, 2016

BY EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Luxottica Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 21, 2016

File No. 001-10421

Dear Mr. Kuhar:

In connection with the response letter submitted on the date hereof by Winston & Strawn LLP, outside counsel to Luxottica Group S.p.A., an Italian corporation (the “Company”), to the Staff’s comment letter dated July 28, 2016, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stefano Grassi
Stefano Grassi
Chief Financial Officer

cc:                              David A. Sakowitz, Esq.